MFS® INVESTMENT MANAGEMENT

500 Boylston Street, Boston, Massachusetts 02116-3741

617 - 954-5000

January 28, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Massachusetts Investors Growth Stock Fund (the “Fund”) (File Nos. 2-14677 and 811-859); Post-Effective Amendment No. 83 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to (1) the Securities Act of 1933, as amended and Rule 485(a) thereunder, (2) the Investment Company Act of 1940, as amended and (3) Regulation S-T, please find Post-Effective Amendment No. 83 to the Registration Statement of the Trust (the “Amendment”), marked to indicate all changes from Post-Effective Amendment No. 82 to the above-captioned Registration Statement.

This Amendment is being filed for the purpose of incorporating the risk/return summary information for the Fund and for updating the Trust’s financial and other information and, in connection therewith, making certain other minor and conforming changes.

If you have any questions concerning the foregoing, please call the undersigned at (617) 954-5843 or Karen Ray at (617) 954-5801.

Very truly yours,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Vice President and Senior Counsel

BEL/bjn

Enclosures